                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                           Aames Financial Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00253A 10 1
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                                 (CUSIP Number)


                                Barbara S. Polsky
                                 General Counsel
                           Aames Financial Corporation
                             3731 Wilshire Boulevard
                                   Suite 1000
                          Los Angeles, California 90010
                                 (213) 351-6196
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 22, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CSUIP No. 00253A 10 1                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------
--------------------------------------------------------------------------------
1     NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neil B. Kornswiet                ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)     []

                                                                      (b)     []
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*                    N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              []
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        United States of America
--------------------------------------------------------------------------------
            NUMBER OF               7     SOLE VOTING POWER

              SHARES                               -0-
                                  ----------------------------------------------
                                    8     SHARED VOTING POWER
           BENEFICIALLY

             OWNED BY                              1,380,240
                                  ----------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
               EACH

            REPORTING                              -0-
                                  ----------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
              PERSON

               WITH                                1,380,240
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,380,240
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              []

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------                                          -----------------
CSUIP No. 00253A 10 1                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------
--------------------------------------------------------------------------------
1     NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Debra K. Kornswiet                 ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)     []

                                                                      (b)     []
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*                    N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              []

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        United States of America
--------------------------------------------------------------------------------
     NUMBER OF         7       SOLE VOTING POWER

       SHARES                           -0-
                     -----------------------------------------------------------
                       8       SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY                          1,380,240
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
        EACH

     REPORTING                          -0-
                     -----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
       PERSON

        WITH                            1,380,240
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,380,240
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              []

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Amendment No. 1 to the Schedule 13D, dated September 9, 1996 (date of event requiring filing August 28, 1996) (the "Schedule 13D"), which was filed with the Securities and Exchange Commission by Neil B. Kornswiet and Debra K. Kornswiet (the "Reporting Persons") and relates to the shares of common stock, par value $.001 per share (the "Common Stock") of Aames Financial Corporation, a Delaware corporation, hereby amends Item 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons are the beneficial owners of 1,380,240 shares of the Common Stock, or approximately 7.6%, based on a total of 18,256,388 shares of the Common Stock outstanding as of November 22, 1996.

(b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares of the Common Stock beneficially owned by them.

(c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

------------------------------------------------------------------------------------
Date of Transaction    Number of Shares     Price per Share    Nature of Transaction
------------------------------------------------------------------------------------
 November 1, 1996          50,000               $45.126          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 4, 1996          12,500               $43.313          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 5, 1996          14,700               $41.868          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 6, 1996          22,800               $41.616          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 7, 1996          25,000               $42.652          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 8, 1996           5,000               $41.250          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 12, 1996         20,000               $41.155          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 21, 1996         10,000               $40.139          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 22, 1996         30,000               $40.687          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 25, 1996         67,700               $43.439          Open Market (NYSE)
------------------------------------------------------------------------------------
 November 26, 1996         10,000               $42.625          Open Market (NYSE)
------------------------------------------------------------------------------------

(d)      Not applicable.

(e)      Not applicable.


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
SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 22, 1996


                                                    /s/ Neil B. Kornswiet
                                             -----------------------------------
                                                      Neil B. Kornswiet



                                                    /s/ Debra K. Kornswiet
                                             -----------------------------------
                                                      Debra K. Kornswiet


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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